UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination

On November 19, 2024, Real Messenger Corporation, a Cayman Islands exempted company (the “Company”), completed a business combination (the “Business Combination”) with Nova Vision Acquisition Corp., a British Virgin Islands limited company (“Nova SPAC”).

As a result of the Business Combination, the Company’s ordinary shares began trading on Nasdaq under the symbol RMSG, and the Company’s warrants began trading on Nasdaq under the symbol RMSGW, effective November 20, 2024.

The Business Combination was completed pursuant to the Merger Agreement dated as of March 27, 2023, as amended as of August 15, 2023, October 27, 2023, March 7, 2024, May 29, 2024, July 17, 2024 and August 13, 2024 by and among the Company, Nova SPAC and the other parties thereto.

On November 19, 2024, the Company issued a press release announcing the Closing. A copy of the press release is attached hereto as Exhibit 99.1.

Important Notice Regarding Forward-Looking Statements

This Report on Form 6-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the Company’s perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the effect of the completed business combination transaction, including the benefits of the proposed transaction, anticipated future financial and operating performance and results, plans for growth, and the expected management and governance of the combined company. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of the Company, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the Company’s businesses and strategies; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the registration statement on Form S-4, filed by Nova SPAC with the SEC; and in Nova SPAC’s and the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company and its subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit No.	Description

99.1	Press Release, dated November 20, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 21, 2024

By:	/s/ Thomas Ma
Name: Thomas Ma
Title: Chief Executive Officer